# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NELNET, INC., CIK 0001258602
CUSIP: 64031N108
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 121 South 13th Street, Suite 100, Lincoln, Nebraska (NE), 68508
Date of event which requires filing of this statement: 11/10/2025
Filed by CIK 0001269797
Persons authorized to receive notices and communications: Michael S. Dunlap, 121 South 13th Street, Suite 100, Lincoln, Nebraska (NE), 68508, (402) 458-2370

## Reporting persons
- Dunlap, Michael S. (CIK 0001269797): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,538,385; shared voting power 10,848,850; sole dispositive power 2,538,385; shared dispositive power 10,848,850; aggregate amount beneficially owned 13,387,235 (37.8% of the class)
- Union Financial Services, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 1,586,691; sole dispositive power 0; shared dispositive power 1,586,691; aggregate amount beneficially owned 1,586,691 (5.9% of the class)
- Dunlap Holdings, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Nebraska (NE); source of funds: other (OO); sole voting power 0; shared voting power 1,600,000; sole dispositive power 0; shared dispositive power 1,600,000; aggregate amount beneficially owned 1,600,000 (5.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: NELNET, INC.
Address of issuer's principal executive offices: 121 South 13th Street, Suite 100, Lincoln, Nebraska (NE), 68508
Comment: This Amendment No. 18 to Statement on Schedule 13D (this "Amendment No. 18") amends and supplements the Statement on Schedule 13D originally filed by Michael S. Dunlap on February 5, 2016 (as amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 18 shall have the meanings previously given to them in the Schedule 13D. The principal purpose of this Amendment No. 18 is to update certain information previously reported in Rows 7) through 11) and Row 13) on the cover page with respect to Mr. Dunlap to reflect changes since the filing of Amendment No. 17 to the Schedule 13D on November 18, 2024 ("Amendment No. 17"). Neither UFS nor Dunlap Holdings, LLC has effected any acquisition or disposition of securities of the issuer, and there has been no change in the number of securities of the issuer beneficially owned by UFS or Dunlap Holdings, LLC, since the filing of Amendment No. 17. Except as set forth in this Amendment No. 18, the information in the Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is amended and restated to read as follows:

As of the date hereof, (i) Michael S. Dunlap, who is the Executive Chairman of the Board of Directors of the issuer, may be deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 13,387,235 shares of Class A common stock (including a total of 10,078,995 shares of Class A common stock which may be obtained upon conversion of a total of 10,078,995 shares of Class B common stock which Mr. Dunlap may be deemed to beneficially own), which represents approximately 37.8% of the shares of Class A common stock outstanding, on an as-converted basis; (ii) UFS is deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 1,586,691 shares of Class A common stock which may be obtained upon conversion of the total of 1,586,691 shares of Class B common stock owned by UFS, which represents approximately 5.9% of the shares of Class A common stock outstanding, on an as-converted basis; and (iii) Dunlap Holdings, LLC is deemed to beneficially own, for purposes of Section 13(d) of the Act, a total of 1,600,000 shares of Class A common stock which may be obtained upon conversion of the total of 1,600,000 shares of Class B common stock owned by Dunlap Holdings, LLC, which represents approximately 5.9% of the shares of Class A common stock outstanding, on an as-converted basis. Such shares owned by UFS and Dunlap Holdings, LLC are also included in the shares which Mr. Dunlap may be deemed to beneficially own as reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Dunlap has sole voting and dispositive power with respect to 2,538,385 of the 13,387,235 shares of Class A common stock set forth in Item 5(a)(i) above, and may be deemed to have shared voting and dispositive power with respect to 10,848,850 of the 13,387,235 shares of Class A common stock set forth in Item 5(a)(i) above.

The number of shares of Class A common stock over which Mr. Dunlap has sole voting and dispositive power includes (i) 575,114 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by Mr. Dunlap, which number of shares of Class B common stock reflects annuity distributions of a total of 18,363 shares of Class B common stock to Mr. Dunlap on December 19, 2024 from two separate grantor retained annuity trusts ("GRATs") established by Mr. Dunlap in 2011 (collectively, the "2011 GRATs") and annuity distributions of a total of 7,817 shares of Class B common stock to Mr. Dunlap on May 12, 2025 from six separate GRATs established by Mr. Dunlap in 2020 (collectively, the "2020 GRATs"); (ii) 545,289 shares of Class B common stock held by Mr. Dunlap's spouse, which number of shares of Class B common stock reflects annuity distributions of a total of 10,646 shares of Class B common stock to Mr. Dunlap's spouse on May 12, 2025 from six separate GRATs established by Mr. Dunlap's spouse in 2020 (collectively, the "2020 Spouse GRATs") and annuity distributions of a total of 57,486 shares of Class B common stock to Mr. Dunlap's spouse on October 16, 2025 from four separate GRATs established by Mr. Dunlap's spouse in 2015 (collectively, the "2015 Spouse GRATs"); and (iii) 1,417,982 shares of Class A common stock held by Mr. Dunlap.

The number of shares of Class A common stock over which Mr. Dunlap may be deemed to have shared voting and dispositive power includes (i) a total of 1,600,000 shares of Class B common stock held by Dunlap Holdings, LLC, a family limited liability company which is controlled by Mr. Dunlap and his family (Dunlap Holdings, LLC is included as an additional reporting person in this filing); (ii) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc. ("UFS"), of which Mr. Dunlap is a director and officer and owns 50% of the outstanding capital stock, of which Shelby J. Butterfield is the other director, and of which the Stephen F. Butterfield GST Non-Exempt Marital Trust (the "Butterfield GST Non-Exempt Marital Trust"), an estate planning trust for the family of Stephen F. Butterfield, the former Vice Chairman of the Board of Directors and significant shareholder of the issuer, and for which trust Whitetail Rock Capital Management, LLC ("WRCM"), a majority owned subsidiary of the issuer, serves as investment adviser with respect to shares of the issuer's stock held therein, including shares of the issuer's stock held by such trust indirectly through UFS, owns the remaining 50% of the outstanding capital stock (UFS is included as an additional reporting person in this filing); (iii) a total of 2,107,887 shares of Class B common stock held in the 2011 GRATs, three separate dynasty trusts established by Mr. Dunlap in 2011, and three separate post annuity irrevocable trusts for the benefit of each of Mr. Dunlap's three adult sons established under GRATs established by Mr. Dunlap in 2011 in connection with the expiration of the annuity terms of such GRATs (each a "2011 Post Annuity Trust", and collectively with the two separate GRATs, and the three separate dynasty trusts, the "2011 Trusts"), for which 2011 Trusts WRCM serves as investment adviser, and which number of shares of Class B common stock held in the 2011 GRATs reflects annuity distributions on December 19, 2024 from the 2011 GRATs to Mr. Dunlap of a total of 18,363 shares of Class B common stock; (iv) a total of 1,728,406 shares of Class B common stock held in the 2015 Spouse GRATs and six separate post annuity irrevocable trusts established under two separate other GRATs in connection with the 2020 expiration of the annuity terms of such other GRATs that were established by Mr. Dunlap's spouse in 2015 (each a "2015 Post Annuity Trust", and collectively with the 2015 Spouse GRATs, "2015 Dunlap Trusts"), for which 2015 Dunlap Trusts WRCM serves as investment adviser, and which total number of shares of Class B common stock held by the 2015 Dunlap Trusts reflects annuity distributions on October 16, 2025 from the 2015 Spouse GRATs to Mr. Dunlap's spouse of a total of 57,486 shares of Class B common stock; (v) a total of 97,145 shares of Class B common stock held in the 2020 GRATs, for which GRATs WRCM serves as investment adviser, and which number of shares of Class B common stock held in the 2020 GRATs reflects annuity distributions on May 12, 2025 from the 2020 GRATs to Mr. Dunlap of a total of 7,817 shares of Class B common stock and the transfer of 26,246 shares of Class B common stock to the 2025 Post Annuity Trusts (as defined below) and 3,281 shares of Class B common stock to an adult son of Mr. Dunlap on July 28, 2025 upon the expiration of the annuity terms of two of the 2020 GRATs; (vi) a total of 141,677 shares of Class B common stock held in the 2020 Spouse GRATs, for which GRATs WRCM serves as investment adviser, and which total number of shares of Class B common stock held by the 2020 Spouse GRATs reflects annuity distributions on May 12, 2025 from the 2020 Spouse GRATs to Mr. Dunlap's spouse of a total of 10,646 shares of Class B common stock and the transfer of 38,230 shares of Class B common stock to the 2025 Post Annuity Trusts (as defined below) and 4,778 shares of Class B common stock to an adult son of Mr. Dunlap on July 28, 2025 upon the expiration of the annuity terms of two of the 2020 Spouse GRATs; (vii) a total of 64,476 shares of Class B common stock held in three separate post annuity irrevocable trusts for the benefit of each of Mr. Dunlap's three adult sons established in connection with the 2025 expiration of the annuity terms of two of the 2020 GRATs and two of the 2020 Spouse GRATs (collectively, the "2025 Post Annuity Trusts"), for which 2025 Post Annuity Trusts WRCM serves as investment adviser; (viii) a total of 652,769 shares of Class B common stock held in eight separate GRATs established in 2015 by Shelby J. Butterfield and Stephen F. Butterfield and two separate other trusts established by Stephen F. Butterfield in 2015 (with the eight GRATs and the two separate other trusts collectively referred to as the "2015 Butterfield Trusts"), for which WRCM serves as investment adviser and which total number of shares of Class B common stock held by the 2015 Butterfield Trusts reflects annuity distributions on December 18, 2024 of a total of 19,033 shares of Class B common stock from certain of those GRATs to Ms. Butterfield and the estate of Mr. Butterfield; (ix) 210,047 shares of Class B common stock held by the Stephen F. Butterfield GST Exempt Marital Trust, an estate planning trust for the family of Mr. Butterfield, for which trust WRCM serves as investment adviser; (x) 178,953 shares of Class B common stock and 510 shares of Class A common stock held by the Butterfield GST Non-Exempt Marital Trust, which number of shares of Class B common stock reflects a transfer on February 6, 2025 of 7,571 shares of Class B common stock from the estate of Mr. Butterfield to the Butterfield GST Non-Exempt Marital Trust and the conversion of a total of 41,929 shares of Class B common stock into shares of Class A common stock and the sale thereof by the Butterfield GST Non-Exempt Marital Trust to the issuer in a privately negotiated transaction on August 25, 2025 for $119.25 per share as reported in the Form 4 filed by Shelby J. Butterfield on August 27, 2025; (xi) a total of 283,452 shares of Class A common stock held by eight separate GRATs established by Angela L. Muhleisen, a sister of Mr. Dunlap, and her deceased spouse, Dan D. Muhleisen, in 2020 and two separate post-annuity irrevocable trusts established under two separate other GRATs in connection with the 2023 expiration of the annuity terms of such other GRATs that were established by Mr. Muhleisen, for which WRCM serves as investment adviser, and which the total number of shares of Class A common stock held by such GRATs reflects annuity distributions on June 10, 2025 from such GRATs to Ms. and the estate of Mr. Muhleisen of a total of 24,605 shares of Class A common stock; (xii) a total of 142,040 shares of Class A common stock held by four separate GRATs established by Ms. Muhleisen in 2022, for which GRATs WRCM serves as investment adviser, and which the total number of shares of Class A common stock held by the such GRATs reflects annuity distributions on December 18, 2024 from such GRATs to Ms. Muhleisen of a total of 26,414 shares of Class A common stock; (xiii) a total of 7,369 shares of Class B common stock held by two separate post annuity irrevocable trusts for the benefit of each of Ms. Butterfield's two children established in connection with the July 28, 2025 termination of a charitable lead annuity trust established by Stephen F. Butterfield in accordance with its terms, for which trusts WRCM serves as investment adviser; (xiv) a total of 200 shares of Class B common stock held in increments of 100 shares by each of two separate dynasty trusts established by each of Mr. Dunlap and his spouse in 2019 (the "2019 Dynasty Trusts"); and (xv) a total of 136 shares of Class A common stock and 519,548 shares of Class B common stock held in three separate post annuity irrevocable trusts for the benefit of each of Mr. Dunlap's three adult sons established in connection with the expiration of the annuity term of a GRAT established by Mr. Dunlap in 2003. Also includes shares that are owned by entities that Mr. Dunlap may be deemed to control, consisting of: (a) a total of 126,462 shares of Class A common stock held by Union Bank and Trust Company ("Union Bank"), of which Mr. Dunlap is a director and a significant shareholder through Farmers & Merchants Investment Inc. ("F&M"), as trustee under a certain irrevocable trust established by Jeffrey R. Noordhoek, an officer of the issuer, which number of shares of Class A common stock reflects that Union Bank was also the trustee of a certain charitable remainder unitrust ("CRUT") established by Mr. Noordhoek that made an annual distribution on December 26, 2024 of 577 shares of Class A common stock from the CRUT to Mr. Noordhoek and that terminated in accordance with its terms on February 21, 2025, distributing the remaining 11,284 shares of Class A common stock in the CRUT to a charitable organization; (b) a total of 29,680 shares of Class A common stock held by Union Bank as trustee under certain irrevocable trusts established by Terry J. Heimes, an officer of the issuer, and his spouse; (c) a total of 38,600 shares of Class A common stock held by Union Bank as trustee under certain GRATs and other irrevocable trusts established by James D. Kruger, an officer of the issuer, and his spouse, which number of shares of Class A common stock reflects annuity distributions on September 2, 2025 of a total of 4,420 shares of Class A common stock from such GRATs to Mr. Kruger and his spouse; (d) a total of 63,419 shares of Class B common stock held by Union Bank as trustee under separate irrevocable trusts established upon the expiration in 2013 of the annuity term of a GRAT previously established by Mr. Butterfield; (e) 5 shares of Class B common stock held by the estate of Mr. Butterfield, for which Ms. Butterfield serves as the personal representative and Union Bank serves as trustee, which number of shares of Class B common stock reflects annuity distributions on December 18, 2024 of a total of 7,571 shares of Class B common stock from certain GRATs established by Mr. Butterfield in 2015 to the estate of Mr. Butterfield and a transfer on February 6, 2025 of 7,571 shares of Class B common stock from the estate of Mr. Butterfield to the Butterfield GST Non-Exempt Marital Trust; (f) a total of 552,000 shares of Class A common stock held in certain irrevocable trusts for the benefit of the children of Ms. Muhleisen, for which Union Bank serves as trustee and reflects that effective November 10, 2025, Union Bank through its commercial bank and trust operations does not have beneficial ownership of certain individual accounts of Ms. Muhleisen and her adult children holding a total of 1,777,897 shares of Class A common stock; (g) 30,000 shares of Class A common stock held by Union Bank (as of September 30, 2025) for its profit sharing plan; and (h) a total of 687,378 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank (as of September 30, 2025) as part of Union Bank's commercial bank and trust operations, which number of shares of Class A common stock includes a total of 279,863 shares of Class A common stock held in various accounts for Deborah Bartels, a sister of Mr. Dunlap, her spouse, and certain trusts established by them. Mr. Dunlap disclaims beneficial ownership of the shares discussed above except to the extent that Mr. Dunlap actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that Mr. Dunlap is a beneficial owner of such shares.

UFS may be deemed to have shared voting and dispositive power with respect to the 1,586,691 shares of Class A common stock set forth in Item 5(a)(ii) above, and such shares are also included in the shares as to which Mr. Dunlap may be deemed to have shared voting and dispositive power as reported herein.

Dunlap Holdings, LLC may be deemed to have shared voting and dispositive power with respect to the 1,600,000 shares of Class A common stock set forth in Item 5(a)(iii) above, and such shares are also included in the shares as to which Mr. Dunlap may be deemed to have shared voting and dispositive power as reported herein.

With respect to persons with whom voting or dispositive power may be deemed to be shared as discussed with respect to Mr. Dunlap and UFS above, (i) Shelby J. Butterfield has a business address of c/o Gallagher & Kennedy, 2575 East Camelback Road, Phoenix, Arizona 85016, has a present principal occupation of managing family assets and investments and serving as personal representative of the estate of Stephen F. Butterfield, and is a United States citizen; (ii) Union Bank is a state bank chartered under Nebraska law, and has a principal business and office address of 6801 South 27th Street, Lincoln, Nebraska 68512; (iii) WRCM is organized under Nebraska law, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and has a principal business and office address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508; (iv) Angela L. Muhleisen has a business address of c/o Farmers & Merchants Investment Inc., 6801 South 27th Street, Lincoln, Nebraska 68512, has a present principal occupation of serving as a director of Union Bank and director and officer of F&M, and is a United States citizen; and (v) Deborah Bartels has a business address of 121 South 13th Street, Suite 100, Lincoln, Nebraska 68508, has a present principal occupation of management of various agriculture-related business activities, and is a United States citizen. During the last five years, none of Ms. Butterfield, Union Bank, WRCM, Ms. Muhleisen, or Ms. Bartels has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Transactions in the class effected during the past sixty days: None of the reporting persons has engaged in any transactions in the class of securities reported on that were effected during the past 60 days or since the filing of Amendment No. 17, whichever is less, other than with respect to the transactions described in the Item 5(b) with respect to Mr. Dunlap above, which are incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: As discussed in Item 5(b) above, which is incorporated by reference herein, certain securities reported in this statement are held by or on behalf of persons other than the reporting persons, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Mr. Dunlap is a director and officer and owns 50% of the outstanding capital stock of UFS, the Butterfield GST Non-Exempt Marital Trust owns the remaining 50% of the outstanding capital stock of UFS, and Ms. Butterfield is the other director of UFS. Dunlap Holdings, LLC is a family limited liability company controlled by Mr. Dunlap and his family, and in which the 2019 Dynasty Trusts, Mr. Dunlap, and Mr. Dunlap's spouse hold all of the interests.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is amended and restated to read as follows:

99.1. Management Agreement dated effective as of January 20, 2012, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on February 28, 2012 as Exhibit 10.58 to the issuer's Annual Report on Form 10-K for the year ended December 31, 2011 (SEC File No. 001-31924) and incorporated herein by reference).

99.2. Power of Attorney granted by Michael S. Dunlap, dated August 25, 2025.

99.3. Management Agreement dated effective as of October 27, 2015, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on February 25, 2016 as Exhibit 10.25 to the issuer's Annual Report on Form 10-K for the year ended December 31, 2015 (SEC File No. 001-31924) and incorporated herein by reference).

99.4. Management Agreement dated effective as of January 4, 2016, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on May 5, 2016 as Exhibit 10.1 to the issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016 (SEC File No. 001-31924) and incorporated herein by reference).

99.5. Management Agreement dated effective as of March 23, 2017, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on May 8, 2017 as Exhibit 10.1 to the issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 (SEC File No. 001-31924) and incorporated herein by reference).

99.6. Power of Attorney granted by Union Financial Services, Inc., dated August 25, 2025.

99.7. Reserved

99.8. Amended Appendix A, dated May 8, 2019, to Management Agreement, dated effective as of March 23, 2017, by and between Union Bank and Trust Company and Whitetail Rock Capital Management, LLC (filed on May 8, 2019 as Exhibit 10.3 to the issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 (SEC File No. 001-31924) and incorporated herein by reference).

99.9. Power of Attorney granted by Dunlap Holdings, LLC, dated August 25, 2025.

99.10. Joint Filing Agreement among Michael S. Dunlap, Union Financial Services, Inc., and Dunlap Holdings, LLC dated September 13, 2019 (filed on September 13, 2019 as Exhibit 10 to this statement and incorporated herein by reference).

## Signatures
- Dunlap, Michael S.: /s/ Nicole M. Stawniak, pursuant to power of attorney filed herewith, Nicole M. Stawniak, Attorney-in-Fact (11/13/2025)
- Union Financial Services, Inc.: /s/ Nicole M. Stawniak, pursuant to power of attorney filed herewith, Nicole M. Stawniak, Attorney-in-Fact (11/13/2025)
- Dunlap Holdings, LLC: /s/ Nicole M. Stawniak, pursuant to power of attorney filed herewith, Nicole M. Stawniak, Attorney-in-Fact (11/13/2025)